CONVERSION AGREEMENT

This Agreement executed on January 4, 2005 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Kelly S. Johnson (the "Consultant"), with a business address at 180 Newport Center Dr., Suite 100, Newport Beach, CA 92660.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

CONSULTING FEES CONVERSION: The Consultant has rendered his professional services to the Company regarding a lease dispute with the Company's previous landlord and has invoiced the Company totaling $30,000 (thirty thousand dollars). The Parties hereby agree to convert $30,000 (thirty thousand dollars), the full amount of this obligation of the Company, into 30,000 (thirty thousand) fully-paid and non-assessable free trading shares, at the conversion rate of $1.00 per share, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

THE COMPANY (COBALIS, CORP.)                THE CONSULTANT (KELLY S. JOHNSON)


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Chaslav Radovich                            Kelly S. Johnson
President/CEO